EXHIBIT 99.2

Execution Version

TRANSALTA CORPORATION
as Issuer

AND

COMPUTERSHARE TRUST COMPANY OF CANADA
as Trustee

FIRST SUPPLEMENTAL INDENTURE

PROVIDING FOR THE ISSUE OF 5.625% SENIOR UNSECURED NOTES DUE 2032

Dated as of March 24, 2025

Table of Contents

ANNEX A – Global Security

i

FIRST SUPPLEMENTAL INDENTURE (this "First Supplemental Indenture"), dated as of March 24, 2025, between TRANSALTA CORPORATION, a corporation existing under the laws of Canada (herein called the "Corporation"), having its principal office at 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1, and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada, as trustee, paying agent, registrar and transfer agent (herein called the "Trustee").

RECITALS OF THE CORPORATION

The Corporation has heretofore executed and delivered an indenture, dated as of the date hereof (the "Indenture"), between the Corporation and the Trustee, providing for the issuance from time to time of debentures, notes or other evidences of indebtedness of the Corporation, issuable in one or more series as in the Indenture provided.

The Corporation desires to issue unsecured notes under the provisions of the Indenture and this First Supplemental Indenture, as a series of Securities to be designated as 5.625% Senior Unsecured Notes due 2032 (the "Notes").

The Corporation and the Trustee have agreed to supplement the Indenture as herein provided.

All necessary action has been taken by the Corporation to make the Notes, when certified by the Trustee and issued and authenticated as provided in this First Supplemental Indenture and the Indenture, the valid and legally binding obligations of the Corporation, and to make this First Supplemental Indenture a valid and legally binding agreement of the Corporation, in each case, in accordance with the terms thereof.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

Article 1
THE NOTES

Section 1.01      Designation of the Notes.

There is hereby authorized and established a series of Securities under the Indenture designated as "5.625% Senior Unsecured Notes due 2032" of the Corporation, which is not limited in aggregate principal amount.

Section 1.02      Amount.

The Notes are to be issued initially in an aggregate principal amount of $450,000,000; provided, however, that the Corporation may from time to time issue, as Additional Securities pursuant to Section 3.3 of the Indenture and this Section 1.02, additional Notes ("Additional Notes") hereunder. Additional Notes shall have the same ranking and the same interest rate, maturity and other terms as the Notes issued on the date hereof (except for the issue date, offering price, interest accrued to the issue date and in some cases, the first Interest Payment Date) without the consent of the Holders of the Notes then Outstanding. The Notes issued on the date hereof and the Additional Notes, if any, shall constitute one series for all purposes under the Indenture, as amended and supplemented by the terms of this First Supplemental Indenture (including, without limitation, waivers, amendments, redemptions and offers to purchase). Notwithstanding Section 3.3 of the Indenture, with respect to any Additional Notes to be issued hereunder, the Corporation shall set forth in a Corporation Order, a copy of which shall be delivered to the Trustee, the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this First Supplemental Indenture, and the Holder(s), issue date and first Interest Payment Date of such Additional Notes. Notwithstanding the foregoing, no Additional Notes may be issued if an Event of Default shall have occurred and is continuing with respect to the Notes.

Section 1.03      Regular Interest.

The principal of the Notes shall bear interest at the rate of 5.625% per annum from the later of March 24, 2025 and the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on March 24 and September 24 of each year (each, an "Interest Payment Date"), commencing September 24, 2025, to the Persons in whose names the Notes are registered at the close of business on the March 14 or September 14 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. When calculating accruals during any partial interest period, interest on the Notes will be computed and paid on the basis of a 365 or 366-day year, depending on the actual number of days in the applicable year, and the actual number of days elapsed in that period.

Section 1.04      Defaulted Interest.

Subject to Applicable Law, the Defaulted Interest Rate shall be equal to the rate borne by the Notes, which shall be compounded semi-annually and shall accrue from the date such Defaulted Interest was originally due to the date payment of such Defaulted Interest has been made or duly provided for in accordance with Section 3.8 of the Indenture.

Section 1.05      Place of Payment.

The Place of Payment for the Notes shall be the principal office of the Trustee in Calgary, Alberta or such other location as the Corporation may designate from time to time.

Section 1.06      Sinking Fund.

There shall be no sinking fund for the retirement of the Notes.

Section 1.07      Redemption & Repurchase.

The Notes shall be subject to redemption and repurchase in accordance with the provisions of the Indenture, including, without limitation, Article 11 thereof, as amended and supplemented by the terms of this First Supplemental Indenture. The Trustee shall not be responsible for the determination of any Redemption Price.

Section 1.08      Form.

Subject to Section 3.6 of the Indenture, the Notes shall be issued only as fully registered Global Securities in minimum denominations of $2,000.00 and integral multiples of $1,000.00 in excess thereof. The Notes and the certificate of the Trustee endorsed thereon shall be in the English language and shall be substantially in the form set forth in Annex A hereto, which is incorporated into and shall be deemed a part of this First Supplemental Indenture, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with Applicable Law, the rules of any securities exchange or the Applicable

Procedures of the Depository or as may, consistently herewith, be determined necessary or desirable by the officers of the Corporation executing the same, as evidenced by their execution thereof. The Notes may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

Section 1.09      Global Notes.

Notes issued hereunder to the Depository in the form of a Global Security shall be subject to the following additional provisions, unless and until Definitive Securities have been issued to beneficial holders of the Notes pursuant to Section 3.6 of the Indenture:

(1)	the Trustee may deal with the Depository for all purposes as the sole holder of the Notes and the authorized representative of the beneficial holders of such Notes;
(2)	the rights of beneficial holders of such Notes shall be exercised only through the Depository and the rights of beneficial holders shall be limited to those established by Applicable Law and agreements between the Depository and the participants of the Depository (the "Participants") and between the Participants and the beneficial holders, and must be exercised through a Participant in accordance with the Applicable Procedures of the Depository;
(3)	whenever the Indenture, as amended and supplemented by this First Supplemental Indenture, requires or permits actions to be taken based upon instructions or directions from Holders evidencing a specific percentage of the Outstanding Notes, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from beneficial holders or Participants;
(4)	the Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium (if any) and interest on the Notes to such direct Participants;
(5)	the direct participants of the Depository shall have no rights under the Indenture, as amended and Supplemented by this First Supplemental Indenture, or under or with respect to any of the Notes held on their behalf by such Depository, and the Depository may be treated by the Trustee as the absolute owner of the Notes represented by the Global Securities representing the Notes for all purposes whatsoever;
(6)	whenever a notice or other communication is required to be provided to Holders, the Corporation or the Trustee shall provide such notices and communications to the Depository for delivery of such notices and communications to beneficials holders in accordance with Applicable Securities Laws and the Applicable Procedures of the Depository. Notwithstanding Section 1.7 of the Indenture, notices may be given to the Depository for the Notes by email to any address used by such Depository for general notices, and any such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day;
(7)	notwithstanding any other provision of the Indenture or this First Supplemental Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Security shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the beneficial holders thereof;
(8)	it is expressly acknowledged that transfers of beneficial ownership in any Note represented by a Global Security will be effected only: (A) with respect to the interests of Participants, through records maintained by the Depository or its nominee for the Global Security representing the Notes; and (B) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial holders who are not Participants but who desire to purchase, sell or otherwise transfer ownership interests in the Notes represented by a Global Security may do so only through a Participant; and

(9)	the transfer and exchange of beneficial interests in Notes represented by a Global Security shall be effected through the Depository, in accordance with the provisions of the Indenture, as amended and supplemented by this First Supplemental Indenture, the Applicable Procedures that apply to such transfer or exchange and Applicable Law. Transfers and exchanges of beneficial interests in Global Notes shall also require compliance with either Section 1.09(9)(A) or Section 1.09(9)(B), as applicable:
(A)	Transfer of Beneficial Interests in the Same Global Security. Beneficial interests in a Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Security if such beneficial interest is being transferred in accordance with any transfer restrictions or legends set forth in or applicable to such Global Security.
(B)	All Other Transfers and Exchanges of Beneficial Interests in Global Securities. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 1.09(9)(A), the transferor of such beneficial interest must deliver: (I) instructions to the Securities Registrar from a Participant or the beneficial holder, in each case, in accordance with the Applicable Procedures, that directs the Depository to credit or cause to be credited a beneficial interest in another Global Security (that is outstanding or that the Corporation permits to be outstanding) in an amount equal to the beneficial interest to be transferred or exchanged; and (II) such other documents, instruments and legal opinions as the Trustee, the Securities Registrar and the Corporation reasonably request. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Securities contained in the Indenture, as amended and supplemented by the terms of this First Supplemental Indenture and compliance with any transfer restrictions or legends set forth in or applicable to the relevant Global Securities, the Trustee shall adjust the principal amount of the relevant Global Securities in accordance with the Trustee’s customary internal operating procedures.

Section 1.10      Global Security Legend.

Notes issued hereunder to the Depository in the form of a Global Security shall be substantially in the form of Annex A attached hereto and shall include the following legends:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF CDS CLEARING AND DEPOSITORY SERVICES INC. (THE "DEPOSITORY") OR A NOMINEE THEREOF. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY, BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH A SUCCESSOR DEPOSITORY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TO TRANSALTA CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

Section 1.11      Restricted Security Legend.

Notes issued in reliance upon the exemption from registration under the Securities Act of 1933, as amended, provided by Rule 4(a)(2) shall be in substantially the form of Annex A attached hereto and shall include the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF TRANSALTA CORPORATION THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A) TO TRANSALTA CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS AND AFTER, IN THE CASE OF TRANSFERS UNDER CLAUSE (C)(2) OR (D) (OR IF REQUIRED BY COMPUTERSHARE TRUST COMPANY OF CANADA CLAUSE (B)), THE HOLDER HAS FURNISHED TO TRANSALTA CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO TRANSALTA CORPORATION TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

Section 1.12      Tax Redemption Reference Date.

The Tax Redemption Reference Date applicable to the Notes shall be March 20, 2025.

Section 1.13     Stated Maturity.

The date on which the principal of the Notes is due and payable, unless accelerated, redeemed or required to be repurchased pursuant to the Indenture, as amended and supplemented by the terms of this First Supplemental Indenture, shall be March 24, 2032.

Section 1.14      Discharge of Liability on the Notes.

The Notes may be discharged by the Corporation in accordance with the provisions of Article 4 of the Indenture.

Section 1.15      Registrar, Transfer Agent and Paying Agent.

The Corporation hereby appoints the Trustee as the registrar, transfer agent and paying agent of the Notes and the Trustee hereby accepts such appointment.

Section 1.16      Other Terms of the Notes.

Without limiting the foregoing provisions of this Article 1, the terms of the Notes shall be as set forth in the form of the Notes set forth in Annex A hereto and as provided in the Indenture.

Article 2
AMENDMENTS TO THE INDENTURE

Section 2.01      Amendments Applicable Only to the Notes.

The amendments provided for in this Article 2 shall apply only to the Notes and not to any other series of Securities issued under the Indenture, and any covenants provided herein are expressly being included solely for the benefit of the Notes and not for the benefit of any other series of Securities issued under the Indenture. These amendments shall be effective for so long as there remain any Notes Outstanding.

Section 2.02      Definitions.

Section 1.1 of the Indenture is hereby amended, subject to Section 2.01 and with respect to the Notes only, by inserting, in their appropriate alphabetical position, the following definitions:

"Additional Notes" shall have the meaning specified in Section 1.02 of the First Supplemental Indenture.

"Alternate Offer" has the meaning specified in Section 11.9(3).

"Change of Control" means the occurrence of any of the following:

(a)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert (within the meaning of Applicable Securities Laws) for purposes of such transaction, in each case, other than to the Corporation or one of its Subsidiaries;

(b)	the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any Person or group of Persons acting jointly or in concert (within the meaning of Applicable Securities Laws) for purposes of such transaction (in each case, other than a Subsidiary of the Corporation) becomes the beneficial owner (with beneficial ownership being defined and calculated pursuant to Section 1.8 of National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended, restated, supplemented or replaced from time to time), directly or indirectly, of more than 50% of the Corporation’s outstanding Voting Shares or other Voting Shares into which the Corporation’s Voting Shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;
(c)	the Corporation consolidates with, merges or amalgamates with or into, or enters into an arrangement with, any Person, or any Person consolidates with, or merges or amalgamates with or into, the Corporation, in any such event pursuant to a transaction in which any of the Corporation’s outstanding Voting Shares or the Voting Shares of such other Person are converted into or exchanged for cash, securities or other property, other than any such transaction where the Corporation’s Voting Shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Shares of the surviving Person or any direct or indirect parent company of the surviving Person immediately after giving effect to such transaction; or
(d)	the adoption of a plan relating to the liquidation or dissolution of the Corporation.

Notwithstanding the foregoing, (a) a transaction will not be deemed to involve a Change of Control under clause (b) above if (i) the Corporation becomes a direct or indirect wholly-owned Subsidiary of a holding body corporate and (ii) (A) the direct or indirect holders of the Voting Shares of such holding body corporate immediately following that transaction are substantially the same as the holders of the Corporation’s Voting Shares immediately prior to that transaction or (B) immediately following that transaction no Person (other than a holding body corporate satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Shares of such holding body corporate; and (b) a Change of Control shall not include a merger, amalgamation or consolidation of the Corporation with, or the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Corporation and its Subsidiaries taken as a whole to, an affiliate of the Corporation that is incorporated or organized solely for the purpose of reincorporating or reorganizing the Corporation in another jurisdiction, which is not otherwise prohibited by the terms of this Indenture.

"Change of Control Offer" has the meaning specified in Section 11.9(1).

"Change of Control Payment" has the meaning specified in Section 11.9(1).

"Change of Control Payment Date" has the meaning specified in Section 11.9(2).

"Change of Control Triggering Event" means the occurrence of both a Change of Control and, so long as the Notes are rated, a related Ratings Decline.

"Equity Offering" means any public or private sale of Equity Securities of the Corporation made on a primary basis by the Corporation, other than (a) Equity Securities that are mandatorily redeemable or otherwise required to be repurchased at the option of the holder thereof on or prior to the date that is 91 days after the date on which the Notes mature; and (b) any sale to a Subsidiary of the Corporation.

"Equity Securities" means: (a) in the case of a corporation, shares or corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of shares or corporate stock; (c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; (d) in the case of a fund or trust, units; and (e) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but, in each case, excluding from all of the foregoing any debt securities convertible into Equity Securities, whether or not such debt securities include any right of participation with Equity Securities.

"Government of Canada Rate" means, with respect to any Redemption Date for any Note whose Redemption Price may be determined by reference to the Make Whole Premium, the rate per annum equal to the arithmetic average of the interest rates quoted to the Corporation by two major Canadian investment dealers designated by the Corporation as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable actively traded Government of Canada bond would carry if issued on the second Business Day prior to such Redemption Date, in Dollars in Canada, at 100% of its principal amount and having a maturity most nearly equal to the period from the Redemption Date to March 24, 2028 and that would be utilized at the time of selection and in accordance with generally accepted financial practice in pricing new issues of corporate debt securities of comparable maturity. Calculation of the Make Whole Premium and the Government of Canada Rate will be made by the Corporation or on behalf of the Corporation by such Person as the Corporation shall designate. The Corporation will calculate the Government of Canada Rate and the Make Whole Premium on the Business Day immediately preceding the applicable Redemption Date (or, in the case of any redemption in connection with a defeasance of the Notes pursuant to Article 12 or a satisfaction and discharge of this Indenture pursuant to Article 4, on the Business Day preceding such event).

"Investment Grade Rating" means a rating equal to or higher than BBB(low) (or the equivalent) by DBRS Limited and BBB- (or the equivalent) by S&P Global Ratings, or, in each case, if such Rating Agency ceases to make a rating of the Notes publicly available, the equivalent investment grade credit rating by the replacement agency selected by the Corporation in accordance with the procedures described herein.

"Make Whole Premium" means, with respect to a Note as of any Redemption Date for such Note whose Redemption Price may be determined by reference to the Make Whole Premium, the excess, if any, of (a) the present value as of the applicable Redemption Date of (i) the Redemption Price of such Note at March 24, 2028 (such Redemption Price being set forth in the table appearing in Section 11.8(5)) plus (ii) any required interest payments due on such Note through March 24, 2028 (except for accrued and unpaid interest to, but not including, the applicable Redemption Date), computed using a discount rate equal to the Government of Canada Rate plus 100 basis points, discounted to the Redemption Date on a semi-annual basis (assuming a 365-day year), over (b) the then-outstanding principal amount of such Note.

"Rating Agencies" means, with respect to the Notes, each of DBRS Limited and S&P Global Ratings; provided, however, that if either DBRS Limited or S&P Global Ratings ceases to make a rating of the Notes publicly available, the Corporation shall select (as certified by a Board Resolution) a "designated rating organization" (within the meaning of National Instrument 44-101 – Short Form Prospectus Distributions) to serve as the replacement agency therefor.

"Ratings Decline" means, with respect to the Notes, the occurrence of a decrease in the rating of such Notes by one or more gradations (including gradations within the rating categories, as well as between categories) by each of the Rating Agencies, within 60 days of the earliest of (a) a Change of Control, (b) the date of public notice of the occurrence of a Change of Control or (c) public notice of the intention of the Corporation to effect a Change of Control (which 60 day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by a Rating Agency); provided, however, that notwithstanding the foregoing, a Ratings Decline shall be deemed not to have occurred if any of the Rating Agencies rates the Notes with an Investment Grade Rating that is not subject to review for possible downgrade on such 60th day. The Trustee shall not be charged with knowledge of, or be responsible for the monitoring of, the ratings of the Notes.

"Voting Shares" means, with respect to any specified Person as of any date, the shares of such Person that are at the time entitled to vote generally in the election of the board of directors (or similar governing body) of such Person.

Section 2.03      Amendments to Article Eleven of the Indenture.

Article 11 of the Indenture is hereby amended, subject to Section 2.01 and with respect to the Notes only, by adding the following sections thereto:

Section 11.8      Optional Redemption.

(1)	At any time prior to March 24, 2028, the Corporation may, at its option, on one or more occasions, redeem up to 35% of the aggregate principal amount of Notes (including any Additional Notes) issued under the First Supplemental Indenture, at a Redemption Price of 5.625% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the applicable Redemption Date (subject to the right of Holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date), with the net cash proceeds of one or more Equity Offerings, provided that, for purposes of calculating the principal amount of the Notes able to be redeemed with such cash proceeds of such Equity Offering or Equity Offerings, as applicable, such amount shall include only the principal amount of the Notes to be redeemed plus the premium on such Notes to be redeemed, provided further that:
(A)	at least 65% of the aggregate principal amount of Notes (including Additional Notes) issued under the First Supplemental Indenture remains Outstanding immediately after the occurrence of such redemption (excluding Notes held by the Corporation and its Subsidiaries); and
(B)	the Redemption Date occurs within 180 days of the date of the closing of such Equity Offering.
(2)	At any time prior to March 24, 2028, the Corporation may, at its option, on one or more occasions, redeem all or a part of the Notes at a Redemption Price equal to the sum of:
(A)	100.0% of the principal amount of the Notes to be redeemed; and
(B)	the Make Whole Premium as of the applicable Redemption Date,

plus accrued and unpaid interest, if any, to, but excluding, the applicable Redemption Date, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date.

(3)	On and after March 24, 2028, the Corporation may, at its option, on one or more occasions, redeem all or a part of the Notes at the Redemption Prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes to be redeemed to, but excluding, the applicable Redemption Date (subject to the rights of Holders of Notes on the relevant record date to receive interest on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the twelve-month period beginning on March 24 of the years indicated below:
Year	Percentage
2028	102.813%
2029	101.406%
2030 and thereafter	100.000%

(4)	For greater certainty and without limiting the generality of Section 11.4, notice of any redemption pursuant to this Section 11.8 may, at the Corporation’s discretion, be subject to one or more conditions precedent, including, but not limited to: (A) the completion of one or more Equity Offerings or other securities offerings or other financings or the completion of any transaction (or series of related transactions) that constitute a Change of Control; and (B) any other instructions, as determined by the Corporation, that a Holder of Notes must follow.
(5)	Any redemption pursuant to this Section 11.8 shall be made pursuant to the provisions of Sections 11.2 through 11.6.

Section 11.9      Change of Control Triggering Event.

(1)	If a Change of Control Triggering Event occurs, unless the Corporation has previously or concurrently exercised its right to redeem all of the then Outstanding Notes pursuant to Section 11.8, each Holder of Notes will have the right, except as provided below, to require the Corporation to repurchase all or a portion of such Holder’s Notes (a "Change of Control Offer"). In the Change of Control Offer, the Corporation will offer a payment at a purchase price in cash equal to 101.0% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, thereon to, but not including, the date of repurchase, subject to the rights of Holders of Notes on the relevant record date to receive interest on an Interest Payment Date (the "Change of Control Payment").
(2)	Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at the Corporation’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Corporation will be required to send, by first class mail or otherwise deliver, a notice to each Holder of Notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the repurchase date, which must be no earlier than 10 days nor later than 60 days from the date such notice is mailed or otherwise delivered (including by electronic delivery), other than as may be required by law (the "Change of Control Payment Date"). The notice, if mailed or otherwise delivered (including by electronic delivery) prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditional on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of Notes electing to have Notes purchased pursuant to a Change of Control Offer will be required to: (A) in the case of Notes issued and held in the form of Definitive Securities, surrender their Notes to the Paying Agent at the address specified in the notice; and (B) in the case of Notes issued and held in the form of Global Securities, and beneficial interests therein that are held in book-entry form through the facilities of the Depository, transfer their Notes to the Depository by book-entry transfer pursuant to the Applicable Procedures of the Depository, in each case, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

(3)	The Corporation will not be required to make a Change of Control Offer if (A) a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Corporation and such third party purchases all Notes properly tendered and not withdrawn under its offer; (B) a notice of redemption has been given, unless and until there is a default in payment of the applicable Redemption Price; or (C) in connection with or in contemplation of any Change of Control, the Corporation or a third party has made an offer to purchase (an "Alternate Offer") any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer. Notwithstanding anything to the contrary contained herein, a Change of Control Offer, tender offer or Alternate Offer by the Corporation or a third party may be made in advance of a Change of Control Triggering Event or Change of Control, conditioned upon the occurrence of such Change of Control Triggering Event or a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer, tender offer or Alternate Offer is made.
(4)	In connection with any Change of Control Offer, tender offer or Alternate Offer by the Corporation or any third party to purchase all of the Notes, if Holders of not less than 90.0% of the aggregate principal amount of the then outstanding Notes validly tender and do not validly withdraw such Notes in connection with such Change of Control Offer, tender offer or Alternate Offer and the Corporation or such third party purchases all of the Notes validly tendered and not validly withdrawn by such Holders, all of the Holders of the Notes will be deemed to have consented to such Change of Control Offer, tender offer or Alternate Offer and accordingly, the Corporation or such third party (as applicable) will have the right upon not less than 10 days’ nor more than 60 days’ prior written notice, given not more than 60 days following such purchase date pursuant to the Change of Control Offer, tender offer or Alternate Offer, to purchase all Notes that remain outstanding following such purchase at a purchase price equal to the highest price offered to each other Holder in such Change of Control Offer, tender offer or Alternate Offer, plus, to the extent not included in the Change of Control Offer, tender offer or Alternate Offer, accrued and unpaid interest to, but excluding, the applicable purchase date (subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date).
(5)	To the extent that the provisions of any Applicable Securities Laws conflict with the Change of Control provisions of this Indenture, the Corporation will comply with Applicable Securities Laws and will not be deemed to have breached its obligations under this Section 11.9 by virtue of such compliance.
(6)	Any redemption pursuant to this Section 11.9 shall be made pursuant to the provisions of Sections 11.2 through 11.6.

Article 3
MISCELLANEOUS PROVISIONS

Section 3.01      Interpretation.

For all purposes of this First Supplemental Indenture:

(a)	capitalized terms used herein without definition shall have the meanings specified in the Indenture;
(b)	the terms "herein", "hereof’, "hereunder" and other words of similar import refer to this First Supplemental Indenture; and
(c)	Article and Section headings are for convenience only and do not affect interpretation.

Section 3.02      Adoption, Ratification and Confirmation.

This First Supplemental Indenture is supplemental to the Indenture within the meaning of the Indenture. The Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided. The provisions of this First Supplemental Indenture shall, subject to the terms hereof, supersede the provisions of the Indenture to the extent the Indenture is inconsistent herewith.

Section 3.03      No Conflict of Interest.

The Trustee hereby represents and warrants to the Corporation that, as of the date of the execution and delivery of this First Supplemental Indenture, there exists no material conflict of interest between its role as the trustee as a fiduciary hereunder and its role in any other capacity.

Section 3.04      Counterparts.

The parties hereto may sign any number of copies of this First Supplemental Indenture, and all such copies together shall represent the same agreement. Documents executed, scanned and transmitted electronically, including with electronic signatures created or transmitted through a software platform or application, shall be deemed to be original for purposes of this First Supplemental Indenture and all matters and agreements related hereto, with such scanned, electronic and facsimile signatures having the same legal effect as original signatures. The parties hereto agree that this First Supplemental Indenture, any Instructions, or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this First Supplemental Indenture or otherwise related hereto may be accepted, executed or agreed to through the use of an electronic signature in accordance with Applicable Law. Any such executed documentation accepted, executed or agreed to in conformity with Applicable Law will be binding on all parties hereto to the same extent as if it were physically executed and each party hereto hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto.

Section 3.05      Governing Law.

This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflicts of laws principles thereof, and will be treated in all respects as Alberta contracts, and each of the Corporation, the Trustee and, by their acceptance of Notes and the benefits of this First Supplemental Indenture and the Indenture, the Holders from time to time submit to the non-exclusive jurisdiction of the courts of the Province of Alberta.

Section 3.06      Severability of Provisions.

In case any provision in this First Supplemental Indenture or in any of the Notes shall be invalid, illegal or unenforceable, in any respect under any Applicable Law, the validity, legality and enforceability of the remaining provisions hereof or thereof shall not be affected or impaired thereby.

Each of the provisions of this First Supplemental Indenture or in any of the Notes is declared to be separate and distinct.

Section 3.07      Successors and Assigns.

All covenants and agreements in this First Supplemental Indenture by the Corporation shall bind its successors and assigns, whether so expressed or not. All agreements of the Trustee in this First Supplemental Indenture shall bind its successor.

Section 3.08      Benefit of First Supplemental Indenture.

Nothing in this First Supplemental Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, Security Registrar, Paying Agent, and their successors hereunder, and the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

Section 3.09      Acceptance by Trustee.

The Trustee accepts the amendments to the Indenture effected by this First Supplemental Indenture and agrees to execute and perform the trusts and duties created by the Indenture as hereby amended, but only upon the terms and conditions set forth in this First Supplemental Indenture and the Indenture. The recitals contained herein and in the Notes, except the Trustee's certificate of authentication thereon, shall be taken as the statements of the Corporation, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture, except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture and perform its obligations hereunder and under the Indenture. In acting hereunder, the Trustee shall have the rights, protections and immunities granted to it under the Indenture.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

TRANSALTA CORPORATION, as Issuer

By:	/s/ Joel Hunter
Name: Joel Hunter
Title: Executive Vice President, Finance and Chief Financial Officer

By:	/s/ Nancy Brennan
Name: Nancy Brennan
Title: Executive Vice President, Legal and External Affairs

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	/s/ Rubab Mehdi
Name: Rubab Mehdi
Title: Corporate Trust Officer

By:	/s/ Corentin Leverrier
Name: Corentin Leverrier
Title: Corporate Trust Officer

ANNEX A

FORM OF GLOBAL SECURITY

UNLESS PERMITTED UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.

[THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF CDS CLEARING AND DEPOSITORY SERVICES INC. (THE "DEPOSITORY") OR A NOMINEE THEREOF. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY, BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH A SUCCESSOR DEPOSITORY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TO TRANSALTA CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

[THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF TRANSALTA CORPORATION THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A) TO TRANSALTA CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS AND AFTER, IN THE CASE OF TRANSFERS UNDER CLAUSE (C)(2) OR (D) (OR IF REQUIRED BY COMPUTERSHARE TRUST COMPANY OF CANADA CLAUSE (B)), THE HOLDER HAS FURNISHED TO TRANSALTA CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO TRANSALTA CORPORATION TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

No. ●	$●

CUSIP No.: ●
ISIN: ●

TRANSALTA CORPORATION

5.625% SENIOR UNSECURED NOTES DUE 2032

TransAlta Corporation, a corporation existing under the laws of Canada (herein called the "Corporation", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ●, or registered assigns, the principal sum of $● in lawful money of Canada on March 24, 2032 (the "Maturity Date") and to pay interest thereon from, and including, the date hereof, or from, and including, the most recent Interest Payment Date to which interest has been paid or duly provided for, whichever is later, at the rate of 5.625% per annum. Interest will be payable on the Notes semi-annually in arrears on March 24 and September 24 in each year (each, an "Interest Payment Date"), commencing on September 24, 2025, to the Persons in whose names the Notes are registered at the close of business on the March 14 or September 14 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. Subject to Applicable Law, the Corporation shall pay interest on any overdue interest at the rate borne by the Notes from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for.

This Note is one of a duly authorized issue of Securities of the Corporation designated as its 5.625% Senior Unsecured Notes due 2032 (herein called the "Notes"), which may be issued under an indenture, dated as of March 24, 2025 among the Corporation and Computershare Trust Company of Canada, as trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), as amended and supplemented by a first supplemental indenture thereto, dated as of March 24, 2025 (as so amended and supplemented, herein called the "Indenture") to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder by acceptance hereof acknowledges and assents.

Payment of the principal of, and interest on, this Note will be made at the Place of Payment in Dollars as more fully provided in the Indenture.

The Notes are unsecured obligations of the Corporation and will rank equally with all of the Corporation’s other unsecured and unsubordinated Indebtedness.

Unless the Certificate of Authentication hereon has been executed by or on behalf of the Trustee in the manner provided in the Indenture, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

All terms used in this Note which are defined in the Indenture and are not otherwise defined herein shall have the meanings assigned to them in the Indenture.

No sinking fund is provided for the Notes.

The right is reserved to the Corporation to redeem or repurchase the Notes for cancellation, and in certain circumstances the Corporation will be required to redeem or repurchase the Notes, in all cases in accordance with the provisions of the Indenture.

The Notes are issuable only in registered form without coupons in minimum denominations of $2,000.00 and integral multiples of $1,000.00 in excess thereof. Upon compliance with the provisions of the Indenture, the Notes of any denomination may be exchanged for an equal aggregate principal amount of the Notes in any other authorized denomination or denominations.

Securities may only be transferred in the Securities Register by the Holder or such Holder’s executors or administrators or other legal representatives or such Holder’s attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other Securities Registrar, and upon compliance with such reasonable requirements as the Trustee and/or other Securities Registrar may prescribe from time to time.

The Indenture contains provisions making binding upon all Holders of Outstanding Notes resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of the Outstanding Notes, which resolutions may have the effect of amending the terms of this Note or the Indenture.

If an Event of Default with respect to the Notes occurs and is continuing, the principal amount hereof may become immediately due and payable in the manner and with the effect provided in the Indenture.

In the case of any conflict between the provisions of this Note and the Indenture, the provisions of the Indenture shall control.

This Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

The parties hereto have declared that they have required that this certificate and all other documents related hereto be in the English language. Les parties aux présentes ont declaré qu’elles ont exigé que le présent certificat, de meme que tous les documents s’y rapportant, soient redigés en anglais.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

Dated:

TRANSALTA CORPORATION, as Issuer

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

Dated: ____________________

This is one of the Securities of the series designated therein referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:
Authorized Signatory

[FORM OF REGISTRATION PANEL]

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Securities Registrar
CDS & CO.

TRANSALTA CORPORATION
5.625% SENIOR UNSECURED NOTES DUE 2032
SCHEDULE OF INCREASES AND DECREASES

The following increases or decreases of this Global Security have been made:

Date of Transfer, Exchange, Repayment or Redemption	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of Trustee or Securities Registrar

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _________________________ , whose address and social insurance number, if applicable, are set forth below, this Note (or $_________________________ principal amount hereof) of TransAlta Corporation standing in the name(s) of the undersigned in the register maintained by or on behalf of TransAlta Corporation with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)
Social Insurance Number of Transferee, if applicable:

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".
2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature Guarantee:

Name of Guarantor (please print)	Name of Holder (please print)

Signature of Guarantor / Authorized Officer	Signature of Holder

Name of Institution